CUSIP NO. 96684U104                   13G                      PAGE 1 OF 4 PAGES
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                                (AMENDMENT NO. __)*


                                  WI-TRON, INC.
                              ---------------------
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                ------------------------------------------------
                         (Title of Class of Securities)


                                   96684U104
                             ----------------------
                                 (CUSIP Number)


                                 April 12, 2006
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [_]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 96684U104                   13G                      PAGE 2 OF 4 PAGES
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---------- ---------------------------------------------------------------------
   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           HARRIS FREEDMAN
---------- ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)[ ]  (b)[X]

---------- ---------------------------------------------------------------------
   3       SEC USE ONLY

---------- ---------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
---------- ---------------------------------------------------------------------
---------------- --------- -----------------------------------------------------
                     5     SOLE VOTING POWER
                           2,309,525
NUMBER OF        --------- -----------------------------------------------------
SHARES               6     SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH    --------- -----------------------------------------------------
REPORTING            7     SOLE DISPOSITIVE POWER
PERSON WITH                2,309,525
                 --------- -----------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

---------------- --------- -----------------------------------------------------
---------- ---------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,309,525 <F1>
---------- ---------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*  [ ]

---------- ---------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
           7.7%
---------- ---------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    12
           IN
---------- ---------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------
<F1> Includes (a) 1,173,901 shares of common stock held by Bridge Ventures,
Inc., a corporation of which Mr. Freedman is a principal officer; (b) 69,900 shares of common stock held by SMACS Holding Corp., a corporation of which Mr. Freedman is principal officer; (c) 86,600 shares held by Harris Freedman IRA; (d) 52,000 shares of common stock held by Mr. Freedman individually; and
(e) 927,124 shares of common stock held by Annelies Freedman IRA. Annelies Freedman is Mr. Freedman's spouse, and Mr. Freedman disclaims beneficial ownership of these shares.

CUSIP NO. 96684U104                   13G                      PAGE 3 OF 4 PAGES
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                                  SCHEDULE 13G
                                  ------------

     This Schedule 13G (the "Schedule 13G") is being filed on behalf of Harris Freedman, relating to shares of common stock of Wi-Tron, Inc., a Delaware corporation (the "Issuer").

Item 1(a).  Name of Issuer:

            Wi-Tron, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            59 LaGrange Street
            Raritan, New Jersey 08869

Item 2(a).  Name of Person Filing:

            Harris Freedman

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            1241 Gulf of Mexico Drive
            Longboat Key, Florida 34228

Item 2(c).  Citizenship:

            USA

Item 2(d).  Title of Class of Securities:

            Common Stock, $.0001 par value

Item 2(e).  CUSIP Number:

            96684U104

Item 3.     Reporting Person:

            The person filing is not listed in Items 3(a) through 3(j).

Item 4.     Ownership.

            (a)	Mr. Freedman beneficially owns 2,309,525 shares of common
                stock.

            (b)	Mr. Freedman beneficially 7.7% of the Issuer's outstanding
                common stock. This percentage is determined by dividing 2,309,525 by 30,113,267, representing the Issuer's outstanding common stock as reported in Issuer's Annual Report on Form 10-KSB filed on April 6, 2006.

            (c)	Mr. Freedman may direct the vote and disposition of 2,309,525 shares of common stock.

CUSIP NO. 96684U104                   13G                      PAGE 4 OF 4 PAGES
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Item 5.	    Ownership of Five Percent or Less of a Class.

            Not Applicable.

Item 6.	    Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

Item 7.	    Identification and Classification of the Subsidiary Which Acquired
            the Security Being Reported on by the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.	    Identification and Classification of Members of the Group.

            Not Applicable.

Item 9.	    Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certifications.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 11, 2006                             /s/ Harris Freedman
                                           -------------------------------------
                                                   Harris Freedman